SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8‑K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) July 21, 2016

Cigna Corporation
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	1‑08323 (Commission File Number)	06‑1059331 (IRS Employer Identification No.)

900 Cottage Grove Road
Bloomfield, Connecticut 06002
 (Address of principal executive offices)  (Zip Code)

Registrant's telephone number, including area code:

 (860) 226-6000

Not Applicable
 (Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[X]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]	Pre-commencement communication pursuant to Rule 13e-49(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events.

On July 21, 2016, the U.S. Department of Justice ("DOJ") announced that it is challenging the proposed merger of Cigna Corporation ("Cigna") and Anthem, Inc. ("Anthem").  Given the nature of the concerns raised by the DOJ and the overall status of the regulatory process, which under the terms of the merger agreement was led by Anthem, Cigna is evaluating its options consistent with its obligations under the Agreement and Plan of Merger among Cigna, Anthem and Anthem Merger Sub Corp., dated July 23, 2015.

In light of the DOJ's decision, Cigna does not believe the transaction will close in 2016 and the earliest it could close is 2017, if at all.
Since announcing the transaction, Cigna has remained focused on delivering value to its clients and customers, building on its track record of strong financial results and growing its businesses in the U.S. and abroad.  Cigna has remained strong by continuing to invest in innovative solutions to advance the goals of better health, affordability and personalized experience for its clients and customers and continuing to advance innovative approaches to care management, including expansion in collaborative value-based care arrangements with health care professionals across the care delivery spectrum, and designing effective health, wellness and engagement programs for its customers.
Cigna's capital efficient businesses continue to generate a significant amount of free cash flow, and Cigna intends to follow its historical capital deployment priorities of:  funding the organic growth of the business, deploying capital for strategic M&A, and returning capital to shareholders, primarily through share repurchase.
A copy of Cigna's press release is attached as Exhibit 99.1 to this report and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description

99.1	Press release dated July 21, 2016.

IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS
NO OFFER OR SOLICITATION
This communication is neither an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed transaction, Anthem has filed with the U.S. Securities and Exchange Commission (the "SEC") a registration statement on Form S-4, including Amendment No. 1 thereto, containing a preliminary joint proxy statement of Anthem and Cigna that also constitutes a preliminary prospectus of Anthem. The registration statement was declared effective by the SEC on October 26, 2015. Each of Anthem and Cigna commenced mailing a definitive joint proxy statement/prospectus to its shareholders on or about October 28, 2015. This communication is not a substitute for the registration statement, definitive joint proxy statement/prospectus or any other document that Anthem and/or Cigna have filed or may file with the SEC in connection with the proposed transaction. SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-4 AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. The registration statement, the definitive joint proxy statement/prospectus and other relevant materials and any other documents filed or furnished by Cigna or Anthem with the SEC may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, security holders may obtain free copies of the registration statement and the definitive joint proxy statement/prospectus from Cigna by going to its investor relations page on its corporate web site at www.cigna.com or by contacting Cigna's investor relations department at 215-761-4198 and from Anthem by going to its investor relations page on its corporate web site at www.antheminc.com or by contacting Anthem's investor relations department at 317-488-6181.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This communication, and oral statements made with respect to information contained in this communication, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on Cigna's current expectations and projections about future trends, events and uncertainties. These statements are not historical facts. Forward-looking statements may include, among others, statements regarding the proposed merger between Cigna and Anthem; our beliefs relating to value creation as a result of a potential combination with Anthem; the expected timetable for completing the transaction; benefits and synergies of the transaction; future opportunities for the combined company; and any other statements regarding Cigna's and Anthem's future beliefs, expectations, plans, intentions, financial condition or performance. You may identify forward-looking statements by the use of words such as "believe", "expect", "plan", "intend", "anticipate", "estimate", "predict", "potential", "may", "should", "will" or other words or expressions of similar meaning, although not all forward-looking statements contain such terms.
Forward-looking statements are subject to risks and uncertainties, both known and unknown, that could cause actual results to differ materially from those expressed or implied in forward-looking statements. Such risks and uncertainties include, but are not limited to the timing and likelihood of completion of the proposed merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed merger that could reduce anticipated benefits or cause the parties to abandon the transaction; the possibility that the expected synergies and value creation from the proposed merger will not be realized or will not be realized within the expected time period; the risk that the businesses of Cigna and Anthem will not be integrated successfully; disruption from the proposed merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the possibility that the proposed merger does not close, including due to the failure to satisfy the closing conditions; the risk that financing for the proposed merger may not be available on favorable terms; our ability to achieve our financial, strategic and operational plans or initiatives; our ability to predict and manage medical costs and price effectively and develop and maintain good relationships with physicians, hospitals and other health care providers; our ability to identify potential strategic acquisitions or transactions and realize the expected benefits of such transactions; the substantial level of government regulation over our business and the potential effects of new laws or regulations, or changes in existing laws or regulations; the outcome of litigation, regulatory audits, investigations and actions and/or guaranty fund assessments; uncertainties surrounding participation in government-sponsored programs such as Medicare; the effectiveness and security of our information technology and other business systems; and unfavorable industry, economic or political conditions, as well as more specific risks and uncertainties. Such other risks and uncertainties are discussed in our most recent report on Form 10-K and subsequent reports on Forms 10-Q and 8-K available on the Investor Relations section of www.cigna.com or by contacting Cigna's investor relations department at 215-761-4198 as well as on Anthem's most recent report on Form 10-K and subsequent reports on Forms 10-Q and 8-K available on the Investor Relations section of www.antheminc.com or by contacting Anthem's investor relations department at 317-488-6181. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made, are not guarantees of future performance or results, and are subject to risks, uncertainties and assumptions that are difficult to predict or quantify. Cigna undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Cigna Corporation

Date: July 21, 2016	By:	/s/ Nicole S. Jones
Nicole S. Jones
Executive Vice President
and General Counsel